VF 3-8-05

AM 3-2-2005

05036718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMS Number:	3235.0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~53627~~ 50710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 12/31/04* (MM/DD/YY)

*THE FISCAL YEAR HAS BEEN CHANGED TO THE CALENDAR YEAR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JENCKS & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7525 24TH ST STE 495

MERCER ISLAND	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIHAI SZABO (206) 548-0071

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH, D.C. 152 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIHAI SZABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JENCKS & COMPANY, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
RYAN BOTTJER
MY COMMISSION EXPIRES
June 01, 2008

Signature

COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Jencks & Company, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Jencks & Company, LLC as of December 31, 2004, and the related statements of operations, members' equity, and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jencks & Company, LLC as of December 31, 2004, and the results of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 7, 2005

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

JENCKS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$	10,024
Deposits with clearing organization		100,136
Receivable from clearing organization		306,233
Prepaid expense		5,200
Furniture and equipment, net of accumulated depreciation of $30,323		34,095
Other assets		5,441
	$	461,129

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses and other liabilities	$	73,247
Members' Equity		387,882
	$	461,129

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF OPERATIONS
For the Nine-Month Period Ended December 31, 2004

Revenue	
Net gains on sale of securities	$ 1,656,380
Interest and other income	5,459
	1,661,839
Expenses	
Salaries and benefits	535,020
Commission expense	366,898
Data and software subscriptions	161,278
Professional fees	97,985
Licenses and other taxes	57,308
Payroll taxes	28,674
Settlement and clearing	18,048
Rent	10,385
Communications	5,102
Office expense	2,899
Interest	2,242
Depreciation	926
Other	3,519
	1,290,284
Net income	**$ 371,555**

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF MEMBERS' EQUITY
For the Nine-Month Period Ended December 31, 2004

	Capital Contributions (Withdrawals)	Retained Earnings (Deficit)	Total
Balances, March 31, 2004	$ 1,152,172	$ (1,112,945)	$ 39,227
Capital withdrawals	(22,900)		(22,900)
Net income		371,555	371,555
Balances, December 31, 2004	$ 1,129,272	$ (741,390)	$ 387,882

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF CASH FLOWS

For the Nine-Month Period Ended December 31, 2004

Cash Flows from Operating Activities	
Net income	$ 371,555
Adjustments to reconcile net income to cash flows from operating activities	
Depreciation	926
Change in operating assets and liabilities	
Receivable from clearing organization	(232,368)
Prepaid expense	(5,200)
Other assets	(2,161)
Due to related company	(15,000)
Accrued expenses and other liabilities	29,500
Net cash flows from operating activities	147,252
Cash Flows from Investing Activity	
Purchases of equipment	(35,021)
Cash Flows from Financing Activities	
Withdrawals by member	(22,900)
Repayments of notes payable	(80,000)
Net cash flows from financing activities	(102,900)
Increase in cash	9,331
Cash Balance, beginning of year	693
Cash Balance, end of year	$ 10,024
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 2,242

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Jencks & Company, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). Effective January 1, 2004, the Company has become an introducing broker and dealer, and its primary activities consist of brokering bonds for institutional brokers. During 2004, the Company changed its fiscal year-end from March 31 to December 31. Accordingly, these financial statements are for the nine-month period ended December 31, 2004.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks.

Revenue Recognition

Revenue associated with securities transactions is recorded on a trade date basis. As the Company does not own securities, there are no unrealized gains or losses due to changes in market value as of December 31, 2004.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction and credit are passed through to, and taken into account by, its member owners in computing their individual tax liabilities.

Note 2. Trading Activities and Related Risks

The Company is actively involved in brokering mortgage-backed securities. As each trade is bought and sold through the Company on the same day, the Company does not maintain any positions in these securities at the end of any given day. Therefore, the Company's relative exposure to market risk based on the securities positions held is insignificant. However, the Company may be subject to counterparty risk in which the counterparty fails to perform according to the terms of a contract between a trade date and a settlement date. The Company tries to minimize the counterparty risk by trading only with institutional parties and by clearing trades via the Federal Wire and Deposit Trust Company ("DTC") which ensure settlements occur simultaneously for both sides of each trade.

Note 3. Clearing Organization

The Company has an agreement with other securities brokers and dealers (primarily, one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions. As of December 31, 2004, the Company had a clearing deposit of $100,136 and an account receivable of $306,233 due from one clearing organization.

Note 4. Related Party Transactions

The Company has an agreement with a related company to use database software developed by the related party for security trades. In accordance with the agreement, the Company pays approximately $15,000 per month to the related company for the use of the software. The total expense recognized from April 2004 to December 2004 under this agreement was $105,000.

The Company had three notes payable, totaling $80,000, to individuals/entities which are owners of the related company mentioned above. The loans were originally due on April 15, 2006, and had interest rates of 10%. These notes were paid in full in September 2004. The interest expense related to these notes for the nine-month period ended amounted to $2,242.

Note 5. Office Space

The Company leases its office space under an operating lease that expires November 30, 2005. The minimum lease payments required under this lease for the year ended December 31, 2005, is $24,108. Rental expense was $10,385 for the nine-month period ended December 31, 2004.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000 (or 6 2/3% of total aggregate indebtedness, whichever is greater). At December 31, 2004, the Company had computed net capital of $343,146, which was in excess of the required net capital level by $338,146. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

SUPPLEMENTARY INFORMATION

JENCKS & COMPANY, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

COMPUTATION OF NET CAPITAL

Members' equity		$ 387,882
Deductions		
Furniture and equipment	$ 34,095	
Prepaid expenses and other assets	10,641	(44,736)
Net capital		343,146
Minimum net capital		5,000
Excess net capital		$ 338,146

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	
Accounts payable and other liabilities	$ 73,247

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Percentage of aggregate indebtedness to net capital	21%
Ratio of aggregate indebtedness to net capital	0.21 to 1

Jencks & Company, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

JENCKS & COMPANY, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2004

Net capital per the broker's unaudited Focus Report, Part IIA	$ 343,146

No adjustments were proposed to net capital per the broker's unaudited Focus Reports, Part IIA, as a result of our audit.

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Jencks & Company, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Jencks & Company, LLC ("the Company") for the nine-month period ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Petersen Sullenberger PLLC

February 7, 2005

C O N T E N T S

Page

FACING PAGE **1**

OATH OR AFFIRMATION **2**

INDEPENDENT AUDITORS' REPORT **3**

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 4
STATEMENT OF OPERATIONS 5
STATEMENT OF MEMBERS' EQUITY 6
STATEMENT OF CASH FLOWS 7
NOTES TO FINANCIAL STATEMENTS .... 8 - 10

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 12
SCHEDULE II - RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 .... **14 and 15**